Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Form S-8 Registration Statement of The Toronto-Dominion Bank of our report dated December 1, 2021 to the shareholders and directors of The Toronto-Dominion Bank with respect to the consolidated financial statements of the Bank as at October 31, 2021 and 2020 and for each of the years in the three year period ended October 31, 2021, and our report dated December 1, 2021 with respect to the effectiveness of internal control over financial reporting of The Toronto-Dominion Bank as of October 31, 2021, each as contained in its Form 40-F filed with the Securities and Exchange Commission on December 2, 2021.

/s/ Ernst & Young LLP

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 4, 2022